Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Physicians Realty Trust
(amounts in thousands)

	Years Ended December 31,
	2017		2016		2015		2014	2013
Net income (loss)	$39,773		$31,522		$12,741		$(4,418)	$(2,636)
Adjustment for equity investees	(183)		(115)		(104)		(95)	—
Net income (loss) before adjustment for equity investees	39,590		31,407		12,637		(4,513)	(2,636)

Plus fixed charges:
Interest expense	$44,847		$21,540		$9,263		$5,988	$3,785
Amortization and write-off of debt issuance costs, amortization of bond discount, and capitalized interest	2,161		2,324		1,373		919	510
Estimated interest portion of rental expense	652		634		430		361	6
Fixed charges	47,660		24,498		11,066		7,268	4,301

Earnings	$87,250		$55,905		$23,703		$2,755	$1,665
Ratio of Earnings to Fixed Charges (1)	1.83	x	2.28	x	2.14	x	—	—

(1)
The computation of ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges on the basis of our historical financial statements by approximately $4.5 million and $2.6 million for the years ended December 31, 2014 and 2013, respectively.